SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 30, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 30, 2012

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

Smith & Nephew plc ('the Company')

 Annual Information Update

The Company announces that in accordance with the requirements of Prospectus Rule 5.2, the following information has been published or made available to the public during the 12 months ended 31 March 2012 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.

1. ANNOUNCEMENTS MADE VIA A REGULATORY INFORMATION SERVICE

All documents listed below were published via RNS, a Regulatory News Service provided by the London Stock Exchange, on the dates indicated:

Date	Nature and Brief Description of Information
01 April 2011	Holding(s) in Company
01 April 2011	Annual Information Update
01 April 2011	Director/PDMR Shareholding
15 April 2011	AGM Statement
18 April 2011	1st Quarter Results - Notice of Results
21 April 2011	Director/PDMR Shareholding
28 April 2011	Total Voting Rights
05 May 2011	1st Quarter Results
06 May 2011	Dividend Declaration
31 May 2011	Total Voting Rights
07 June 2011	Director/PDMR Shareholding
28 June 2011	Director Declaration
30 June 2011	Total Voting Rights
01 July 2011	Director/PDMR Shareholding
04 July 2011	Holding(s) in Company
06 July 2011	Holding(s) in Company
15 July 2011	Notice of Results
20 July 2011	Holding(s) in Company
25 July 2011	Director/PDMR Shareholding
29 July 2011	Total Voting Rights
04 August 2011	Blocklisting Interim Review
05 August 2011	Half Yearly Report
05 August 2011	Director/PDMR Shareholding
09 August 2011	Transaction in Own Shares
10 August 2011	Director/PDMR Shareholding
11 August 2011	Director/PDMR Shareholding
16 August 2011	Director/PDMR Shareholding
19 August 2011	Director/PDMR Shareholding
31 August 2011	Total Voting Rights
08 September 2011	Director/PDMR Shareholding
14 September 2011	Director/PDMR Shareholding
22 September 2011	Holding(s) in Company
23 September 2011	Additional Listing
03 October 2011	Total Voting Rights
17 October 2011	Notice of Results
19 October 2011	Director/PDMR Shareholding
19 October 2011	Dividend Declaration
31 October 2011	Total Voting Rights
01 November 2011	Transaction in Own Shares
04 November 2011	3rd Quarter Results
04 November 2011	Transaction in Own Shares
04 November 2011	Director/PDMR Shareholding
11 November 2011	Transaction in Own Shares
18 November 2011	Transaction in Own Shares
21 November 2011	Director/PDMR Shareholding
30 November 2011	Total Voting Rights
12 December 2011	Ajay Piramal joins Smith & Nephew Board
16 December 2011	Holding(s) in Company
19 December 2011	Notice of Results
03 January 2012	Total Voting Rights
04 January 2012	Biologics joint venture with Essex Woodlands
11 January 2012	Director/PDMR Shareholding
20 January 2012	Notice of Results
31 January 2012	Total Voting Rights
01 February 2012	Blocklisting Interim Review
02 February 2012	Final Results
06 February 2012	Director/PDMR Shareholding
10 February 2012	Director/PDMR Shareholding
20 February 2012	Transaction in Own Shares
29 February 2012	Total Voting Rights
01 March 2012	Director Declaration
01 March 2012	Annual Financial Report
09 March 2012	Director/PDMR Shareholding
21 March 2012	Director Declaration
26 March 2012	Director/PDMR Shareholding
30 March 2012	Total Voting Rights
30 March 2012	Director/PDMR Shareholding

Copies of the documents published via RNS may be obtained from the Regulatory News Service provided by the London Stock Exchange at http://www.londonstockexchange.com/prices-and-news/prices-news/home.htm and the National Storage Mechanism at http://www.hemscott.com/nsm

2. DOCUMENTS FILED AT COMPANIES HOUSE

The Company has submitted filings to Companies House in relation to the Company's annual return and group accounts, the appointment, resignations and any changes of particulars of directors and the company secretary, the allotment of shares, returns by the Company for transactions in its own shares and ordinary and special resolutions passed at the Company's Annual General Meeting held on Thursday 14 April 2011.

Copies of these documents can be found through Companies House Direct at http://direct.companies-house.gov.uk/

Alternatively copes can be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ

3. DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

The Company has submitted filings to the Securities and Exchange Commission by virtue of having American Depositary Shares listed on the New York Stock Exchange.

Full details of these filings can be viewed at  http://www.sec.gov/edgar/searchedgar/companysearch.html

4. ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2011

The Company's Annual Report for the year ended 31 December 2011 can be found on the Company's website, together with the Notice of the 2012 Annual General Meeting.

Copies can be located on the Company's website at:
http://www.smith-nephew.com/annualreport
http://www.smith-nephew.com/notice and http://www.smith-nephew.com/investors

Copies of all the documents referred to above are also available for inspection at the Company's registered office: 15 Adam Street, London, WC2N 6LA; during normal business hours.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Further information regarding the Company and its activities can be located on the Company's website http://www.smith-nephew.com

Friday 30 March 2012